NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	June 25, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. ANNOUNCES ANNUAL GENERAL AND SPECIAL MEETING RESULTS

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) is pleased to announce the detailed voting results from the Annual General and Special Meeting held earlier today (the "Meeting").

A total of 22,845,167 common shares of the 47,170,086 common shares outstanding at the record date were voted at the Meeting, representing 49.03% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

Each of the following nominees set forth in the Company's management proxy circular dated May 19, 2020 was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
James R. Bond	81.79	18.21
Peter Hughes	58.04	41.96
Anthony Andrukaitis	82.38	17.62
Paul Cass	76.31	23.69
Laura Roach	89.01	10.99
Jesse V. Crews	93.82	6.18
Frank Busch	92.03	7.97

At the Meeting the shareholders also approved the reappointment of Smythe, LLP as the auditors of the Company, 77.83% For and 22.17% Withheld and approved the unallocated stock options issuable pursuant to the 2014 Option Plan of the Corporation, 69.45% For and 30.55% Against.

After the Meeting the following officers were appointed:

James R. Bond - President and Chief Executive Officer

Richard Lee - Chief Financial Officer

Anthony Andrukaitis - Chief Operating Officer

Kathy Love - Corporate Secretary

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been proven as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com